MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of dollars)

Earnings Available for Fixed Charges:

Net Income (a)	$293,826	$308,288	$303,396	$250,905	$179,004

Income Taxes	147,475	190,024	166,110	146,249	92,283

	441,301	498,312	469,506	397,154	271,287

Rents (b)	11,781	11,947	7,688	11,109	10,000

Interest (c)	86,320	76,248	74,531	56,440	58,814

Total Earnings Available for Fixed Charges	$539,402	$586,507	$551,725	$464,703	$340,101

Preferred Dividend Requirements	$685	$685	$685	$685	$685

Ratio of Income Before Income Taxes to Net Income	150%	159%	154%	155%	146%

Preferred Dividend Factor on Pretax Basis	1,028	1,089	1,055	1,062	1,000

Fixed Charges (d)	101,452	90,545	84,898	68,934	70,215

Combined Fixed Charges and Preferred Stock Dividends	$102,480	$91,634	$85,953	$69,996	$71,215

Ratio of Earnings to Fixed Charges	5.3x	6.5x	6.5x	6.7x	4.8x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.3x	6.4x	6.4x	6.6x	4.8x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).